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                              October 22, 2020

       Elad Sharon
       Chief Executive Officer
       Cognyte Software Ltd.
       33 Maskit
       Herzliya Pituach
       4673333, Israel

                                                        Re: Cognyte Software
Ltd.
                                                            Draft Registration
Statement on Form 20-F
                                                            Submitted September
25, 2020
                                                            CIK: 0001824814

       Dear Mr. Sharon:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 20-F

       Summary, page 1

   1. You state that Verint expects to incur separation costs of approximately $35.0 million in addition to $9.3
million in separation-related capital expenditures during the fiscal year ending January 31,
2021. Please clarify whether Cognyte will be responsible for any of these costs and, if so,
whether these costs will be funded by the debt that you expect to incur.
 Elad Sharon
FirstName LastNameElad Sharon
Cognyte Software Ltd.
Comapany
October 22,NameCognyte
            2020       Software Ltd.
October
Page 2 22, 2020 Page 2
FirstName LastName
Business Overview
Our Customers, page 57

2. You state that divisions, units, or subsidiaries within an organization that enter into separate contracts are treated as separate customers. Please tell us whether any single organization on a consolidated basis accounted for 10% or more of your revenues, other than the customers you identify as Customer A and Customer B in the filing. Please also define enterprise customer.
3. We note that two customers generated 15.6% and 12.9% of your revenues, respectively, in fiscal year 2020. Please disclose the materials terms of your agreements with these customers, including but not limited to, the term and termination provisions of the agreement and the identity of the customers.
Item 5. Operating and Financial Review and Prospects
Results of Operations, page 57

4. You disclose that the majority of your orders are from existing customers that expand their usage of Cognyte solutions. Please revise to quantify the percentage of new revenue attributable to existing customers expanding their usage as compared to new customers for each period presented.
Audited Combined Financial Statements
4. Revenue Recognition, page F-19

5. So that we may better understand your accounting for subscription software licenses, please supplementally:
             explain in detail the nature of the support services provided with your subscription software license and tell us how you determined that these services are not distinct from the license;
             describe why your perpetual licenses do not require the same non-distinct support services; and
             quantify the amount of subscription software license revenue recognized during the periods presented.
 Elad Sharon
FirstName LastNameElad Sharon
Cognyte Software Ltd.
Comapany
October 22,NameCognyte
            2020       Software Ltd.
October
Page 3 22, 2020 Page 3
FirstName LastName
        You may contact Lisa Haynes Etheredge, Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Randi Lesnick